1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2012	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$1.29

Hsinchu, Taiwan, R.O.C., April 26, 2012 — TSMC today announced consolidated revenue of NT$105.51 billion, net income of NT$33.47 billion, and diluted earnings per share of NT$1.29 (US$0.22 per ADR unit) for the first quarter ended March 31, 2012.

Year-over-year, first quarter revenue increased 0.1% while both net income and diluted EPS decreased 7.7%. Compared to fourth quarter of 2011, first quarter of 2012 results represent a 0.8% increase in revenue, and a 6% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, first quarter revenue increased 2.7% from the previous quarter and decreased 1.3% year-over-year.

Gross margin for the quarter was 47.7%, operating margin was 33.6%, and net margin was 31.7%.

28-nanometer process technology accounted for 5% of total wafer revenues, 40-nanometer was 32%, and 65-nanometer accounted for 26%. These advanced technologies accounted for 63% of total wafer revenues.

“Due to the fast growth of mobile computing devices, our customers’ replenishing inventories, and TSMC’s leadership in technology and capacity, we have experienced strong orders in the last few months,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.58 NT dollars, management expects overall performance for second quarter 2012 to be as follows”:

•	Revenue is expected to be between NT$126 billion and NT$128 billion;

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 34.5% and 36.5%.

Due to stronger demand for TSMC’s 28-nanometer technology and the pull-in of a 20-nanometer R&D process line, our estimate for 2012 capital expenditure is raised and is in the US$8-8.5 billion range.

TSMC’s 2012 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q12 Amount*		1Q11 Amount		YoY Inc. (Dec.) %	4Q11 Amount		QoQ Inc. (Dec.) %
Net sales	105,508		105,377		0.1	104,712		0.8
Gross profit	50,361		51,671		(2.5)	46,772		7.7
Income from operations	35,438		39,163		(9.5)	32,930		7.6
Income before tax	35,654		40,312		(11.6)	33,621		6.0
Net income	33,474		36,278		(7.7)	31,578		6.0
EPS (NT$)	1.29	**	1.40	***	(7.7)	1.22	****	6.0

*	2012 first quarter figures have not been approved by Board of Directors
**	Based on 25,926 million weighted average outstanding shares
***	Based on 25,924 million weighted average outstanding shares
****	Based on 25,924 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com